Exhibit 10.1

September 1, 2023
Dear Jason,
Congratulations! In recognition of your contributions to Vista Outdoor and as the CEO of Sporting Products the Management Development and Compensation Committee (“MDCC”) of the Board of Directors of Vista Outdoor has approved an increase to your long-term incentive (“LTI”) target effective September 1, 2023. Your annual LTI target under the Vista Outdoor Inc. 2020 Stock Incentive Plan equal to 400% of your base salary ($4,800,000 grant value) comprised of the following mix: 60% Performance Shares and 40% Restricted Stock Units (RSUs).
The MDCC has approved to grant you on September 1, 2023 an additional $856,000 of RSUs and $1,284,000 of Performance Shares to provide to you the full value of your annual LTI grant for FY24:
●
RSUs.  Vesting of the RSUs will occur in three equal installments on the first, second and third anniversaries of the grant date provided you are employed by Vista Outdoor through the applicable vesting date. The grant date target value of the RSU award is $856,000 (40% of the total value of your incremental LTI award). You will be issued 29,165 RSUs, which was determined by dividing $856,000 by the closing price of a share of Vista Outdoor’s common stock on September 1, 2023 ($29.35).

o
As a part of your annual LTI grant you were issued RSUs on March 31, 2023, which was determined by the grant of 38,397 RSUs multiplied by the closing price of $27.71 a share of Vista Outdoor’s common stock on March 31, 2023.

●
Performance Shares. The Performance Shares will vest, if at all, after a three-year performance period (April 1, 2023 through March 31, 2026), provided you are employed by Vista Outdoor through the applicable vesting date, with the amount vesting based on actual achievement relative to the performance criteria (50% EPS Growth, 50% Net Sales Growth, and relative Total Shareholder Return will be a modifier) and other factors approved by the MDCC. The grant date value of the Performance Share award is $1,284,000 (60% of the total value of your incremental LTI award). You will be issued 43,747 Performance Shares (at target), which was determined by dividing $1,284,000 by the closing price of a share of Vista Outdoor’s common stock on September 1, 2023 ($29.35). Depending on company performance over the performance period, you can vest in 0% to 200% of the Performance Shares awarded.

o
As a part of your annual LTI grant you were issued Performance Shares on May 1, 2023, which was determined by the grant of 57,596 Performance Shares (at target) multiplied by the closing price of $27.71 a share of Vista Outdoor’s common stock on March 31, 2023.

Vista Outdoor reserves the right, in its discretion, to modify or terminate the AIP or LTI programs at any time, including without limitation adjusting an executive’s AIP or LTI targets, grants or payouts for performance or other reasons. An executive’s participation in our AIP or LTI programs for any year does not entitle the executive to future participation in any future bonus or equity programs.

The terms of this letter do not constitute an employment agreement; your pay and benefits will follow Vista Outdoor’s compensation and benefits programs which are subject to change. All employment at Vista Outdoor is at the mutual will of Vista Outdoor and the employee and either party may terminate the employment relationship at any time and for any reason, with or without cause or notice. The at-will employment relationship cannot be altered, unless it is done so in writing and signed by Board of Directors of Vista Outdoor.
I am excited about the future of Vista Outdoor and the role you will play in delivering value for our shareholders. To confirm acceptance of this promotion, please sign, date, and return to Mike Olin, Director, Compensation Michael.Olin@vistaoutdoor.com.
Sincerely,

/s/ Gary McArthur
Gary McArthur
Chief Executive Officer (Interim)

Accepted:

/s/ Jason Vanderbrink	/	9/5/2023
Jason Vanderbrink		Date